Constar International Inc. One Crown Way Philadelphia, PA 19154-4599 Main Phone: (215) 552-3700

May 5, 2008

Mr. Rufus Decker

Accounting Branch Chief

United States

Securities and Exchange Commission

100F Street, N.E., Stop 7010

Washington, D.C. 20549

Dear Mr. Decker:

RE:	FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

File No. 0-16496

The following is our response to your letter dated April 23, 2008.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Other Expenses, Net, page 29

2. You disclose that you include legal settlements and gains on sales of used equipment within other expenses, net. Given that litigation is a normal cost of business, it is unclear why you exclude legal settlements and gains/losses on the sale of equipment within operating income for all periods presented. Refer to paragraph 45 of SFAS 144.

Response:

The description on page 29 was intended to describe a line item/caption that was included in earlier drafts of the statement of operations. This caption/line item was not included in the final consolidated statement of operations and the line item was combined with selling and administrative expenses. The Company will review its disclosures in future filings to eliminate this reference to legal settlements and gains/losses on the sale of equipment. As summarized in Note 24 to the Company’s financial statements “other expenses, net” consists primarily of foreign exchange gains/losses, royalty and interest income.

There were no litigation settlements that were reflected in either 2007 or 2006. Gains/losses from the sale of equipment were included in selling and administrative expenses in both 2007 and 2006 amounting to $273,000 and $34,000, respectively.

Financial Statements

Consolidated Statements of Cash Flows, page 50

3. Please help us to understand how you reached your decision related to the classification of the change in the bank overdraft. See Section 1300.15 of the AICPA’s Technical Questions and Answers.

Response:

We had no bank overdrafts on December 31st of 2007 or 2006. We have presented the book overdrafts in this manner since the book overdrafts represent the reinstatement of accounts payable and do not result in cash changing hands or credit being extended by a financial institution.

4. Please revise your statement of cash flows to present the changes in accounts payable separately from the changes in accrued expenses. Please refer to paragraph 29 of SFAS 95.

Response:

Since both accounts payable and accrued expenses are presented on the balance sheets and the movements in these accounts were not significant, we did not separate both captions on the statement of cash flows. We will present the amounts separately for account payable and accrued expenses in future filings with the Commission.

Note 2 – Restatement

5. Based upon your disclosures, it appears that in conjunction with the restatement related to property, plant and equipment and the deferred tax asset valuation allowance related to a minimum pension liability, you have also restated for other previously identified errors that were not material individually and in the aggregate to your financial statements for the affected periods. Please tell us if this restatement includes all previously identified errors and if not, why not.

Response:

The restatement includes previously identified errors, except de minimis adjustments that totaled approximately $100,000 in impact on the 2006 net loss of $10,261,000.

Note 3 – Summary of Significant Accounting Policies, page 55

Reserves for Self Insurance, page 57

6. You indicate that you are self insured for workers’ compensation and medical insurance. Given that you consider the accounting for these accruals to be a critical accounting policy, please disclose your excess loss limits associated with each risk you are self-insured for, including, but not limited to, workers’ compensation and medical insurance. Please also disclose each risk for which you do not have excess loss limits. Please also quantify the dollar amount of your self insurance accruals for each period presented. Please similarly revise your MD&A to include disclosures about your workers’ compensation and medical insurance accruals as well.

Response:

The following is an example of the updated disclosures as part of the financial statements and MD&A that we will include in future filings:

The Company maintains a program of insurance with third-party insurers for certain property, casualty and other risks. The policies are subject to deductibles and exclusions that result in our retention of a level of risk on a self-insurance basis. The Company retains the risk with regard to (i) the indemnification or defense payments the company may make to or on behalf of our directors and officers as a result of obligations under applicable agreements, our by-laws and applicable law, (ii) potential liabilities under a number of health and welfare insurance plans (including workers’ compensation) that we sponsor for our employees and (iii) other potential liabilities that are not insured. The types and amounts of insurance obtained vary from time to time and from location to location, depending on availability, cost, and our decisions with respect to risk retention. Our risk and insurance programs are regularly evaluated to seek to obtain the most favorable terms and conditions. We estimate the liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumption which, by their nature, are subject to degree variability. Any actuarial projection of losses concerning workers’ compensation and general liability is subject to a degree of variability. Among the causes of this variability are unpredictable external factors, future inflations rates, discount rates, litigation trends, legal interpretations, benefits level changes and claim settlement patterns.

The amount of self insurance liability at December 31, 2007 and 2006 was $6.4 million and $4.3 million, respectively.

Related to workers’ compensation, the Company has insurance that limits its loss per claim to $250,000 and its total losses in any policy year to $4.4 million. Related to medical costs, the Company has a lifetime cap of benefits of $1.5 million per covered participant and a loss limit of $300,000 per covered participant, per period/year.

The Company is responsible for the adequacy and accuracy of the disclosure in our filings; we recognize that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (215) 552-3708 or wsobon@constar.net. Our fax number is (215) 552-3715.

Very truly yours,

CONSTAR INTERNATIONAL INC.

/S/ Walter S. Sobon
Walter S. Sobon
Executive Vice President and Chief Financial Officer